SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ASCENT CAPITAL GROUP, INC.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 043632 108

Series B Common Stock: 043632 207

(CUSIP Numbers)

Robert R. Bennett

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2012

(Date of Events Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	043632 108 (Series A Common Stock)
043632 207 (Series B Common Stock)

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Robert R. Bennett

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power Series A: 9,430 (1), (2) Series B: 0

	8	Shared Voting Power Series A: 0 Series B: 0

	9	Sole Dispositive Power Series A: 9,430 (1), (2) Series B: 0

	10	Shared Dispositive Power Series A: 0 Series B: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person Series A: 9,430 (1), (2), (3) Series B: 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Series A: 0.07% (3) Series B: 0%

14	Type of Reporting Person IN

(1)  Includes 3,922 shares of Series A Common Stock jointly held by Mr. Bennett and his wife, Deborah Bennett.

(2)  Includes 5,491 shares of Series A Common Stock owned by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Deborah Bennett.

(3)  Based on 13,344,633 shares of Series A Common Stock outstanding as of October 31, 2012.  Each share of Series A Common Stock is entitled to one vote.  Accordingly, Mr. Bennett may be deemed to beneficially own voting equity securities representing less than 1% of the voting power with respect to the general election of directors of the Issuer based on the number of shares outstanding specified above.  See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Statement of

ROBERT R. BENNETT

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

ASCENT CAPITAL GROUP, INC.
(formerly known as Ascent Media Corporation)

This Report on Schedule 13D relates to the common stock, par value $.01 per share, of Ascent Capital Group, Inc., formerly known as Ascent Media Corporation (the “Issuer”). The Report on Schedule 13D originally filed with the Commission by Mr. Bennett on February 22, 2010 (the “Schedule 13D”) is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D and is the only and final amendment to the Schedule 13D and an exit filing for the Reporting Person. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is amended and restated to read as follows:

Robert R. Bennett is filing this Statement on Schedule 13D (the “Statement”) with respect to the following series of common stock of Ascent Capital Group, Inc., a Delaware corporation (the “Issuer”), beneficially owned by Mr. Bennett:

(a) Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”); and

(b) Series B Common Stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”).

The Issuer’s executive offices are located at 5251 DTC Parkway, Suite 1000, Greenwood Village, Colorado 80111.

Item 2.	Identity and Background.
The first paragraph of Item 2 of the Schedule 13D is amended and restated to read as follows:

The reporting person is Robert R. Bennett, whose business address is c/o Liberty Media Corporation (“LMC”), 12300 Liberty Boulevard, Englewood, CO 80112. Mr. Bennett is a director of LMC, Discovery Communications, Inc. and Sprint Nextel Corporation.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is amended and supplemented to add the following information:

On November 15, 2012, Mr. Bennett sold for cash 76,212 shares of Series B Common Stock, which included 2 shares of Series B Common Stock owned by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Deborah Bennett (the “Series B Sale”). Following the Series B Sale, Mr. Bennett ceased to be the owner of any shares of Series B Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a)           Mr. Bennett beneficially owns 9,430 shares of Series A Common Stock (including (A) 3,922 shares held jointly with his wife, Deborah Bennett, and (B) 5,491 shares held owned by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Deborah Bennett), which represents approximately 0.07% of the outstanding shares of Series A Common Stock.  The foregoing percentage interest is based on 13,344,633 shares of Series A Common Stock outstanding as of October 31, 2012. Accordingly, Mr. Bennett may be deemed to beneficially own voting equity securities representing less than 1% of the voting power with respect to the general election of directors of the Issuer.

(b)           Mr. Bennett, and, to his knowledge, his wife and Hilltop Investments, LLC each have the sole power to vote, or to direct the voting of, their respective shares of Common Stock.

(c)           Except as disclosed in this Amendment, neither Mr. Bennett nor, to his knowledge, his wife nor Hilltop Investments, LLC has executed any transactions in respect of the Common Stock within the last sixty days.

(d)           Not Applicable.

(e)           On November 15, 2012, as a result of the Series B Sale, Mr. Bennett ceased to be the beneficial owner of shares constituting more than five percent of any class of capital stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2012

/s/ Robert R. Bennett
Robert R. Bennett